925 East Meadow Drive, Palo Alto, CA 94303
July 18, 2008

Kevin Woody
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:           Essex Property Trust, Inc.
File No. 001-13106
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Definitive Proxy on Schedule 14A

Dear Mr. Woody:

We refer to the letter dated July 9, 2008, which was sent by our counsel on behalf of Essex Property Trust, Inc. (the “Company” or “Essex”) in response to comments we received from the staff of the Securities and Exchange Commission set forth in a letter dated June 3, 2008, related to the above filings.

The Company hereby acknowledges that, in reference to the June 9, 2008 letter:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Direct:  +1 650 849 1706
Fax:  +1 650 858 0139
Email:  mdance@essexpropertytrust.com